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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                   FORM 10-SB

                        GENERAL FORM FOR REGISTRATION OF
                      SECURITIES OF SMALL BUSINESS ISSUERS
       UNDER SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                   EWAN 1 INC.
--------------------------------------------------------------------------------
                 (Name of Small Business Issuer in its charter)

            Nevada                                       86-0849925
--------------------------------------------------------------------------------
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
 incorporation or organization)

                1700 E. Garry Ave, Suite 203, Santa Ana, CA 92705
--------------------------------------------------------------------------------
               (Address of principal executive offices) (Zip Code)

Issuer's telephone number (949) 852-2640

Securities to be registered pursuant to Section 12(b) of the Act.

            Title of each class Name of exchange on which registered

                                      None

Securities to be registered pursuant to Section 12(g) of the Act.

                          Common Stock, $.001 par value
--------------------------------------------------------------------------------
                                (Title of Class)

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                                TABLE OF CONTENTS

                                                                        PAGE NO.
PART I
Item 1      Description of Business.......................................... 1
Item 2.     Management's Discussion and Analysis or Plan of Operation........13
Item 3.     Description of Property..........................................17
Item 4.     Security Ownership of Certain Beneficial Owners and Management...17
Item 5.     Directors and Executive Officers, Promotors and Control Persons..17
Item 6.     Executive Compensation...........................................18
Item 7.     Certain Relationships and Related Transactions...................19
Item 8.     Description of Securities........................................20

PART II
Item 1.     Market Price of and Dividends on the Registrant's Common
              Equity and Related Stockholder Matters.........................21
Item 2.     Legal Proceedings................................................21
Item 3.     Changes in and Disagreements with Accountants....................21
Item 4.     Recent Sales of Unregistered Securities..........................21
Item 5.     Indemnification of Directors and Officers........................22

PART F/S.....................................................................23

PART III
Item 1.    Index to Exhibits.................................................24
Item 2.    Description of Exhibits...........................................24

SIGNATURES...................................................................24

                                       i
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ITEM 1. DESCRIPTION OF BUSINESS.

EWAN 1 INC. ("EWAN") was incorporated in the State of Nevada on December 12, 1996 under the name Tollycraft Yacht Corporation. On February 7, 2002 the name of the corporation was changed to Childguard Corporation. On April 10, 2002, the name of the corporation was changed to EWAN.

>From July 7, 1996 until August 2, 2002, EWAN was a 12(g) reporting company and filed periodic reports with the Securities and Exchange Commission under the name Tollycraft Yacht Corporation. Tollycraft Yacht Corporation manufactured and sold pleasure yachts. On November 28, 2001, EWAN sold its remaining assets for 1,000,000 shares of common stock of Yachts of the Americas, Inc. a company organized under the laws of Belize. Following the sale of its assets to Yachts of the Americas, Inc., EWAN was looking to enter a new business. On April 2, 2002, EWAN acquired 100% of the capital stock of Secured Private Network, Inc. ("SPN") by issuing 50,954,304 shares of its $.001 par value common stock. SPN is an integrated communication solutions provider that specializes in private networking and network integration. Accordingly, the business operations of EWAN are conducted through its wholly owned subsidiary, SPN.

The word EWAN is an acronym for Ethernet Wide Area Networks. EWAN's mission is to replace obsolete and expensive data services in the enterprise market. Its executive officers and directors have previously owned and operated telephone and data service companies with over 46 years of combined experience. The sum total of our executives proficiency in business development, capital management and sales expertise have helped make EWAN what it is today, and the dynamic phenomenon it will be in the future.

Specializing in Ethernet based broadband network solutions including high-speed internet access, data warehousing, voice and video services, EWAN is bringing a new paradigm to internet related services. Economic conditions have removed many of the more traditional data delivery firms, such as DSL providers, CLEC's, ISP's and MSP's. These firms sought to build networks and hope that customers would arrive at their door. All of this build-out still exists and is available at significantly reduced cost. It is this "bandwidth glut" that EWAN is utilizing to bring next generation internet and data networking to its customers at greatly reduced rates, yet still providing a significant profit.

The EWAN network design is among the most advanced in the industry. Built entirely on Next Generation Ethernet Gear, it is less costly and faster to deploy than existing legacy telco equivalents. At present, EWAN is the only midsize ISP offering "wire-speed" networking in every device, at every access point. Each one of our access centers is connected to the internet through multiple, diverse, ultra-fast Long-Haul Ethernet and OC-192 circuits that scale up 10 Gb/s (10 Gigabits per second) of data throughput.

EWAN has also developed strategic alliances and agreements with leading organizations that share our commitment to developing detailed solutions and unparalleled services. Each of these strategic relationships leverages EWAN's extensive expertise in solving problems, exploiting business opportunity, and creating sustainable competitive advantage for our customers' individual needs.

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EWAN has positioned itself to exploit a unique opportunity in the business communications market. As Internet growth has slowed, private data networking is reaching new levels; higher throughput speeds and better Quality of Service
(QoS) are now achievable. Further the technologies that make it possible are priced much lower than their legacy networking counterparts. Ethernet Wide Area Networks (EWAN's) provide a much lower entry to market cost than their legacy equivalents, such as, Frame-Relay, ATM and Packet over Sonet (PoS). Conversely, legacy telco network implementation is at an all time high forcing costly forklift upgrades to backbones and network access points alike, making it unlikely to gain early market penetration. This fact combined with the shakeout of many of the upstart Next Generation network providers further opens the window of opportunity. Metro Area Providers do not provide Internet access, whereas the tier 1 internet providers do not provide inexpensive Metro Area interconnects. EWAN can uniquely interconnect the two to provide Metro and Cross Metro Area Ethernet based Internet access and Private networking. Layered service offerings such as real time video streaming and conferencing, true out-sourced data warehousing, and nationwide data sharing not only become possible, but as easy and fast as accessing it on the office LAN.

Simply stated; Ethernet based internet access and private networking can be implemented at 10 percent of the cost of previous networking applications, it can be deployed quicker, with less effort and requires less cost to maintain. As far as the customer is concerned, our product is less expensive, adds more value and requires less I.T. staff to implement and maintain. EWAN does not require large telephone customers to make a profit, while data serves as a loss leader. Ethernet based wide area networking is profitable from customer 1. This business model is not "new economy" thinking. It is in fact what is best considered old school thinking. Providing the customer a service that is affordable to buy and is at the same time profitable to provide.

PRODUCT DEVELOPMENT
Increase the speed at which new technologies are offered
Increase customer confidence in newer technologies
Decrease the cost of comparable products

ASSET MANAGEMENT
Development of flexible asset management systems and strategies to support interest rate forecasting, effective funds management, and investments
Improved management of loans and leases extended through better risk management strategies and support systems

MANAGEMENT
Development of new management-level financial reporting systems
Improved productivity at management levels through improved systems and processes
Improved business processes through re-engineering, automation and computerization

CUSTOMER SERVICE
Improved automated customer service system
Redistribution of customer-related business to Sales where beneficial
Improved payment collection through automated links with financial institutions

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KEYS TO SUCCESS
CRITICAL SUCCESS FACTORS

Factors critical to the success of the strategies presented include the following:
Management must be innovative, committed, and able to make informed decisions Positive, strategic investments in information infrastructures need to occur on a timely basis

CONSTRAINTS AND INFLUENCING FACTORS

In the development and implementation of any business strategy, there are always internal and external forces such as funding for initiatives, investments in existing technologies, culture, organizational readiness, etc., that need to be understood to ensure the success of the strategy.

RISKS
-----
OUR LIMITED OPERATING HISTORY MAKES IT DIFFICULT TO EVALUATE OUR BUSINESS AND PROSPECTS.

We began offering commercial Ethernet service in September 2001. Because of our limited operating history, you have limited operating and financial data with which to evaluate our potential for future success. You should evaluate our company in light of the expenses, development, uncertainties and complications typically encountered by early-stage business, many of which will be beyond our control. These risks include the following:
Lack of sufficient capital;
Unanticipated problems, technological delays and expenses; Competition; and Uncertain market acceptance of our products and services.

As a result of our limited operating history, our plan for rapid growth and the increasingly competitive nature of the markets in which we operate, our historical financial data is of limited value in anticipating future revenue and operating expenses. Our planned expense levels will be based in part on our stage of development. We may not be able to adjust spending in a timely manner to compensate for any unexpected shortfall in revenues of capital.

We cannot predict with any significant degree of certainty our quarterly revenue and operating results, which have fluctuated in the past and will likely fluctuate in the future due to several factors, many of which are beyond our control, including:

         o        The rate at which customers subscribe to our services;
         o        Subscriber turnover rates;
         o The prices we pay for the services we provide to our subscribers;
         o        The demand for Internet services;
         o The amount and timing of capital expenditures and other costs relating to the expansion of our business;

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         o        Our competitors' introduction of new Internet services, price competition or pricing changes in the Internet industries; and
         o        Technical difficulties or network downtime.

Because we rely on revenue forecasts when committing to a significant portion of our future expenditures, we may not be able to adjust our spending in the event of revenue shortfalls. Consequently, such shortfalls could have an immediate material adverse effect on our business, comparisons of our revenues and results of operations are not necessarily meaningful and you should not rely upon them as indicators of future performance. It is likely that in one or more future quarters our results may fall below the expectations of analysts and investors. In such event, the trading price of our common stock would likely decrease.

SERVICES/PRODUCTS

BROADBAND

Internet and private networking services are at a crossroads. Current broadband services and networks were built on slower, less intelligent equipment at high cost. Ethernet allows for networks of higher capacity and throughput, with easier to deploy, intelligent services. E-Business in the enterprise has seen huge growth, but at a high cost. This new, intelligent network infrastructure will allow business models to support sustainable, profitable services and businesses. By way of EWAN proprietary network technology Ethernet can be deliverd on any transmission medium from; DSL. T-1, E-1, DS-3, OC-3 - 192, as well as the air using fixed wireless or fiberless optical.

Delivering multiple services over these links shifts the network paradigm from companies managing their own differing communication requirements to companies partnering with service providers offering intelligent services. This managed services concept not only eases installation for subscribers, but also simplifies the process of upgrading services, which can be provisioned remotely by EWAN. This fundamental shift in strategy creates opportunities for continued growth, increased profitability, and the utmost efficiency for EWAN.

By not partnering with Cisco Systems, and instead with more forward thinking companies such as Unisphere Networks, Foundry Networks, and others EWAN is building the first fully functioning "wire speed" network in the world. As most companies struggle to replace their legacy infrastructure, EWAN has built and continues to build its network with only "wire speed" networking equipment from the ground up. As such we have built a new intelligent infrastructure that is more than just a commodity transport network. EWAN can, therefore, bring the customer services matched only by the largest players in this market, while bringing them to market with a speed and confidence the larger vendors cannot match thus increasing market share, revenue, and profit potential.

MARKET SIZE AND OPPORTUNITY

MARKET DRIVERS

Primary market drivers for end users include greater demand for Internet use, outsourcing of data storage, centralization of data resources.

                                       4
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INCREASED BANDWIDTH NEEDS

As higher bandwidth technologies have matured enterprises of all sizes have realized their need and indeed dependence on the internet to communicate with each other and their respective customers. Email, e-commerce, videoconferencing and other applications continue to tax older delivery models and the opportunity to service these enterprises and their needs has opened new markets to those who are poised to fill this need. Older service delivery and networking models and the equipment to service them have begun to show their age and a new internet will be born by those who can maneuver effectively in this new landscape.

MARKET SIZE

In sizing the Managed Services market, there are a variety of views from leading industry research groups. T1 service once thought to be outdated, has seen a large resurgence in popularity due to its proven stability, coupled with easier methods to bond multiple T1 lines to further increase the life of this technology. Newer technologies such as Long Haul/Metro Area Ethernet, Fixed Wireless and Laser Based Fiberless Optical should see growth rates as high 500% during the period ending in 2005.

MARKET SEGMENTATION

The market segments for these delivery methods are small to medium sized branch offices and in the enterprise. Small to medium sized branch offices sized from 20-499 people as well as larger enterprises from 500 people and above can now cut their data communications bills by 80% as a result of these new delivery methods. By 2002, it is estimated that 15 percent of the wideband (sub-T1 rate) lines will be used by small businesses and corporations. By 2002, almost all of the broadband (T1 and greater rate) lines will be used by this same segment.

OPPORTUNITY AND ISSUES

OPPORTUNITIES

Primary opportunities include:

REPLACEMENT OF XDSL, T1, DS3 AND OC3-192.
-----------------------------------------

XDSL services once brought the promise of high speed internet to the branch office and as such we continue to service it, but the CLEC shakeout has produced low confidence in the enterprise market for this delivery method. XDSL can offer lower cost data service, as well as faster bit rates than ISDN or POTS; however as bandwidth needs are increased and Service Level Agreements are more pervasive, the need for alternate, faster and more stabile delivery methods has arisen.

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Traditional T1 services delivered over Frame-Relay and ATM networks, long the province and indeed the golden goose of the incumbent telco's often cost $1,500 or more. Delivering 1.536 Mb/s of bandwidth, T1 is a much more stable and serviceable application than XDSL, yet the unit bandwidth cost at this price is $1,000 per megabit. EWANT1 offerings based upon the leasing of readily available local loops and innovative, yet inexpensive T1 to Ethernet transmission products allows us to offer the same bandwidth of a traditional T1 at 40% the cost with the improved speed and QoS of Ethernet.

DS3 lines long stood as the communications backbone of America and have been commoditized into the high bandwidth alternative for medium sized business that outgrew T1. The average cost of a telco provided DS3 with 20 Mbs throughput to the internet is $18,0000 per month. By deploying the same innovation to DS3 services EWAN can deliver a full 45 Mbs to the Internet for under $8,000. The economy of scale becomes apparent as more than twice the bandwidth is offered for less than half the price. This, however, does not fully detail the innovation of EWAN as the services produce 40-50% profit per line immediately.

OC3-192 have replaced DS3 in the backbone networks and larger enterprises have utilized them to replace DS3 as their bandwidth needs outgrew the 45 Mbs limit. By its name OC-x (optical carrier-x) implies it is all fiber based and therefore among the most stable and fastest delivery methods. Using existing network architecture a low cost OC3 line to the Internet Provided by incumbent telco's costs $70,000 per month plus the local loop cost. By comparison EWAN can deliver the same product for a retail cost of under $15,000 per month with the same margin and ROI of the DS3. This holds true for all speeds across the spectrum ending at OC192 otherwise known as 10 gigabit Ethernet.

LEVERAGE EXISTING COPPER AND FIBER INFRASTRUCTURE
-------------------------------------------------

T1 and XDSL enable service providers to use the world's nearly 750 million existing copper wires to deliver affordable high-speed remote access to the Internet, corporate networks and on-line services over ordinary phone lines, enabling a quick time-to-time market advantage. Few providers; however, were able to focus their services and maintain costs to provide DSL, as a result we have seen many of our largest and smallest competitors and suppliers fail. Since 1998 various energy companies, tier 1 class carriers and other organizations have been laying fiber optic cable in many metropolitan areas in anticipation of the already seen Internet boom. Much of this boom proved to be a mirage, but the need for bandwidth and related services continues to grow. Much of the infrastructure created by these companies' lies dormant and their potential unrealized. By leveraging our ability to buy well, we have created agreements with these infrastructure providers to deliver cutting edge services to businesses of every size. EWAN transmission speeds range from 128 Kb/s to 1 Gb/s and soon all the way to 10Gb/s, often at 1/20th of their original cost. While this market emerges, there exists opportunities for extremely high cost to revenue return.

                                       6
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SERVICE PROVIDER ISSUES:

TIME TO MARKET
--------------

The need, especially for CLECs, ILECs and Fiber Providers, to move fast to market and expand their reach, yet make a revenue impact is significant. At present only a handful of companies' have the ability to leverage the existing and growing fiber footprint to interconnect company offices and then to the internet.

FOOTPRINT
---------

Building coverage of lines to end-user. The line coverage for any of these methods may not be available in all areas.

SERVICE OFFERING BY SEGMENT

OVERVIEW
--------

There are obviously many, various bandwidth delivery solutions, dependent upon the market segment. Regardless of market segment, customers do not "buy" bandwidth - they buy the services EWAN delivers over them. Affordable, high-speed access is a mechanism to deliver high-bandwidth services such as high-speed Internet access, Intranet access, voice, secure private networks, and videoconferencing to more users. The services EWAN offers are based on the types of end user applications. Market segments are used as the means to differentiate between possible service offerings. Each market segment has a set of characteristics that describe user characteristics. From these solution sets, customer benefits, positioning, pricing, market delivery and channel strategy, applications are outlined.

The market segments categories for service and opportunity descriptions are small to large enterprise. Enterprise is subdivided small business, medium and branch business, and large enterprise (500+ employees).

SMALL BUSINESS

The small enterprise target is one which is growing quickly and uses networking for Internet and possibly internal LAN connectivity. As stability is an issue T1 service is recommended.

PROFILE
         o        Need e-mail/Web presence
         o        Value Productivity
         o        Price-sensitive and values low overhead
         o        Values reliability
         o        May or may not have internal LAN for internal communications
         o Uses Internet to communicate with customers, suppliers and other business partners
         o Uses Internet to gain specific industry and competitive information
         o        Needs to see bottom line results
         o        Key business challenge is managing growth

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CUSTOMER REQUIREMENTS

The small emerging business customers care about cost effective access, but need rock solid stability which will scale for growth. They want to use their existing data infrastructure, but want to reducEWAN costs by moving to to new lower cost T1 delivery. Ease of install is important.

CUSTOMER BENEFITS
         o        Ease of operations and management
         o        Always-on connectivity at a reasonable price
         o        Having secure online interaction with other businesses
         o        Turnkey solution provides ease of operations and management
         o        Low-cost and high-speed solution

MEDIUM BUSINESS/BRANCH OFFICE

PROFILE
         o        Internal network is the highest priority
         o        Use of Internet for e-mail, research, employee communications
         o Plan to use Internet for customer communications and e-commerce
         o        LAN connectivity for employees
         o        Branch offices link to internal offices as well as external

CUSTOMER KEY REQUIREMENTS

Medium-sized business customers primarily care about WAN cost reduction. Much of this can be achieved by centralizing their servers to be accessed by all offices, thus reducing their IT costs, equipment costs and legacy delivery methods Performance, reliability, security and technical interoperability are important.

SOLUTION SETS

T1, multiple T1, 10Mbs Ethernet (limited delivery area), 25 Mbs Ethernet and above. Value added service: Further add to WAN reduction costs by combining voice and data services across a singlEWAN link. According to a recent report released by Cahners In-Stat Group, voice over IP (VoIP) is the "killer application" for the high bandwidth market. Cahners Research found that U.S. small business with 20 to 49 employees present the greatest opportunity for VoIP deployment, and predicting real deployments in over a $1 billion market for VoIP services.

CUSTOMER BENEFITS

         o        Customer service/support improvement
         o        Low-cost and high-speed solution
         o Ability to integrate voice services bundled with the DSL offering
         o        Tiered pricing models
         o Highly performance-tuned, cost-optimized Wire Speed core network

MARKET DELIVERY AND CHANNEL STRATEGY

EWAN works with the following sales channels in selling Managed Access services:
Resellers
Direct mail
ISP partner
Direct sales
Business agents/partners affinity members

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LARGE ENTERPRISE

PROFILE
         o        High speed, secure network is the highest priority
         o        Use of Internet for e-mail, research, employee communications
         o        Pervasive E business initiates
         o        LAN connectivity for employees
         o        Seamless national and regional interoffice connectivity.

CUSTOMER KEY REQUIREMENTS

Large enterprise customers primarily care about Security, speed, uniformity and cost reduction. Much of this can be achieved by centralizing their servers to be accessed by all offices, thus reducing their IT costs, equipment costs and legacy delivery methods Performance, reliability, security and technical interoperability are important.

SOLUTION SETS

100Mbs Ethernet above. Value added service: Private networking and encryption, Colocation services and management, multicast streaming and e-commerce hosting.

CUSTOMER BENEFITS
         o        Customer service/support improvement
         o        Extreme lowering of IT costs
         o        Ability to centralize networking infrastructure
         o        Tiered pricing models
         o Highly performance-tuned, cost-optimized Wire Speed core network

MARKET DELIVERY AND CHANNEL STRATEGY

EWAN works with the following sales channels in selling Managed Access services:
         o        Resellers
         o        Direct mail
         o        ISP partner
         o        Direct sales
         o        Business agents/partners affinity members

SPN/VPN

The wide-area networking paradigm is shifting away from companies that attempt to autonomously handle their own communications requirements. The trend is toward partnering with service providers like EWAN through private networks. This fundamental shift in strategy opens up opportunities for continued growth, increased profitability, and increased efficiency for EWAN.

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EWAN's VPN alternative, called SPN, incorporates the speed, security, and versatility of DSL, T1, Long Haul Ethernet and air based delivery technologies with the wide geographical coverage of several national networks. By combining multiple connectivity options within a homogeneous managed network, businesses of every size can now take advantage of SPN services across all of our delivery methods without having to rely on expensive and unpredictable Virtual Private Network (VPN) solutions.

Intranets and extranets have gained widespread adoption because of the following benefits:
         o        All platforms today support the IP protocol.
         o IP has become the protocol of choice for all new application development (i.e., packet telephony, multimedia, e-commerce, Systems Network Architecture (SNA) migration, and IP-based video).
         o Users can consolidate data, voice and video service over common infrastructure, reducing capital and operational costs.
         o The ubiquitous nature of the Internet and IP-based routed networks will allow businesses to extend their intranet/extranet SPN's anywhere.
         o The Internet is also based on IP, and businesses can extend their reach easily to remote offices, strategic partners, customers, and other suppliers.
         o Businesses are also merging, and they need to quickly connect systems and share information.
         o Organizations also work more closely with strategic partners, and they must have the ability to extend extranets and share information.

MARKET SIZE

IDC reports that by 2004, the market for dedicated IP-based VPN connections in the United States will be approximately $7.7 billion.

The target market for Intranet and Extranet SPN/VPNs includes small- and medium-sized corporations as well as large enterprise customers. Medium sized corporations (100-999 employees) are prime candidates. These companies are often in high-growth mode, causing them to wrestle with constantly expanding network requirements. Many of them are growing internationally as well and that growth necessitates connecting remote sites across the globe. Yet these companies may lack the in-house expertise necessary to execute such an extensivEWAN infrastructure. In many cases, they prefer to absorb a known monthly expense for their communications needs rather than invest in capital intensive and scarce networking expertise. EWAN's Extranet SPN plays a crucial role for small- and medium-sized companies that are suppliers to large corporations, and they deliver supply chain advantages that vastly reduce operating costs and streamline core business processes. TeleChoice estimates that roughly one-third of small businesses use VPNs as their only source of WAN connectivity.

Larger corporations (500+ employees) are also prominent candidates for EWAN's SPN. These corporate leaders have reached their positions by increasing efficiency and reducing costs. In the face of continually rising IT expenses, many of these enterprises see the financial advantages of outsourcing their communications infrastructure. As networking technologies become more complex and dependence on wide-area network infrastructures becomes more important,

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these companies also recognize that deploying and managing a wide-area network is not their core competency. Outsourcing the job to EWAN allows the company to focus more of its internal resources on the primary goals of the business.

The larger a company becomes, the more cumbersome it becomes to maintain connectivity within its distributed enterprise. An SPN will enable companies to enforce security policies while outsourcing transport. This is a very attractive position for efficiency-conscious corporations. Large companies can rely on an SPN to help keep manufacturing costs down. Further, large enterprises will depend on an SPN to maintain high consumer satisfaction, a crucial element for survival in today's competitive marketplace.

MARKET TRENDS & OPPORTUNITIES

Today's enterprise networks are comprised of diverse technologies providing connectivity to local area networks (LANs), the Internet, and legacy systems. This results in a complex environment that requires expertise in many areas. Competitive pressures and time-to-market issues compel organizations to focus on their core business and devote less attention to information technology (IT) issues.

Fewer and fewer companies are attempting to handle their own wide-area communications requirements. Many of these firms are partnering with service providers like EWAN looking for an SPN type solution.

For example, Infonetics Research reports that average annual VPN expenditures are on the rise and will soon reach an average of $713,000 per organization. This fundamental shift in strategy opens up opportunities for growth, increased profitability, and the utmost efficiency for EWAN.

TeleChoice states in its 1999 report that the industries where VPNs are most prominent are high tech markets such as computer and communications companies, where the number of VPN users is approaching half the market. In industries such as insurance and real estate, over one-third of the market has deployed VPNs. Leaders in banking, finance, and manufacturing are also adopting VPNs to streamline business processes.

TeleChoice estimates that 35 percent of organizations plan to implement VPNs within the next 18 months and only one-third of these firms expect to do the job without assistance.

SPN ADVANTAGES
Easier to manage and provision
Offers higher performance and quality of service control
Provides more service options (such as application/user-based priorities and SLAs)

CUSTOMER REQUIREMENTS

The following is a list of service attributes/features commonly required for dedicated SPN services:

SECURITY FEATURES: transport services must be free from unwanted influence or monitoring and customer networks must be approached from outside penetration.

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

COST EFFECTIVE ACCESS: Customers should be "encouraged" via cost savings versus current solutions but must also be effective in delivering the desired functionality.

EASE OF PROVISIONING: similar to the above requirement for technical interoperability. The interconnectivity between customers' equipment and EWAN's equipment should be easy to provision and manage. This is especially important for commuters, small businesses/small offices.

FLEXIBLE SPEEDS AND CONNECTIVITY OPTIONS: High range of possible access speeds (retail: sub T1 through 10Gb/s Ethernet).

FLEXIBLE PRICING SCHEMES: from fixed price per access bandwidth and services to usage based pricing.

VALUE ADDED FEATURES

Network management services are offered as options to a basic SPN offering:
Managed CPE providing remote fault, performance, and configuration management services Monthly performance reports
Network integration services: planning and design consulting services, installing CPE, and break/fix maintenance services
Remote network operations center and help desk support services

SERVICE LEVEL AGREEMENTS

EWAN offers the options of quality guarantees in the form of service level agreements (SLAs). EWAN provides the customer with a statistical measure of the defined SLAs on a monthly basis in order to demonstrate that the service is in compliance (or non-compliance) with the SLA as agreed upon with that customer.

BENEFITS

EWAN is committed to delivering high-quality solutions with a suite of planning, design, implementation, and support services to deliver a turnkey approach to EWAN that meets the needs of our business customers. The simplicity of dealing with one entity to implement what would otherwise be multiple cumbersome tasks, is EWAN's focus in creating and offering a EWANprogram.

The following table outlines the features and benefits of this simple approach.

=========================================================== ========================================================
EWAN FEATURES                                               CUSTOMER BENEFITS
=========================================================== ========================================================
Single point of contact for the entire solution:            Eliminates the burden and complexity of dealing with
WAN service availability, pricing, ordering,                and managing multiple managers
provisioning, testing, and maintenance
LAN and WAN implementation issues
Equipment procurement
Support services
=========================================================== ========================================================
Outsourced solution                                         Allows customers to focus on core
                                                            competencies; no longer need to have as many
                                                            expensive technical people to maintain the network
=========================================================== ========================================================

                                       12

=========================================================== ========================================================
Understanding the SPN technology options and their          Simplifies the evaluation of individual components and
application to specific environments                        the selection of the appropriate SPN solution
=========================================================== ========================================================
Next Generation Infrastructure                              Ensures full Wire Speed Networking in every part of
                                                            our network
=========================================================== ========================================================
Depth and breadth of technical resources                    Provides access to a dynamic workforce that possesses
                                                            a wide variety of skills
=========================================================== ========================================================
Proven project management methodology                       Ensures that projects of any size are implemented on
                                                            schedule and within budget
=========================================================== ========================================================
IP Network                                                  Reachability becomes ubiquitous, new applications are
                                                            IP based
=========================================================== ========================================================

EWAN employs twenty (20) full-time employees, in executive management, sales, marketing, operations, customer service, finance and administration. We believe that our future success will depend in part on our continued ability to attract, hire and retain qualified personnel. None of our employees is represented by collective bargaining agreements and we consider relations with our employees to be good.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

Year ending December 31, 2001 Discussion

The following discussion contains certain forward-looking statements that are subject to business and economic risks and uncertainties, and the Company's actual results could differ materially from those forward-looking statements. The following discussion regarding the financial statements of the Company should be read in conjunction with the financial statements and notes thereof

GENERAL

EWAN1, Inc. (formerly Tollycraft Yacht Corporation) (the "Company") was engaged in the manufacture and distribution of luxury motor yachts until it disposed of its yacht manufacturing operations, consisting primarily of molds and patterns and tooling. The Company was dormant and seeking to affect a merger, exchange capital stock, participate in an asset acquisition, or any other business combination with a domestic or foreign private business. Since Tollycraft was a dormant company during the year ending December 31, 2001 comparisons with prior years and quarters are not relevant.

The Company's operating results have fluctuated in the past and may in the future fluctuate significantly, depending upon a variety of factors, including the timely deployment and expansion of new network architectures, the incurrence of related capital costs, variability and length of the sales cycle associated with the Company's product and service offerings, the receipt of new value-added network services and consumer services subscriptions and the introduction of new services by the Company and its competitors. Additional factors that may contribute to variability of operating results include but not limited to: the pricing and mix of services offered by the Company; customer retention rate; market acceptance of new and enhanced versions of the Company's services; changes in pricing policies by the Company's competitors; the Company's ability to obtain sufficient supplies of sole or limited-source components; user demand for network and Internet access services; balancing of network usage over a 24-hour period; the ability to manage potential growth and expansion; the ability to identify, acquire and integrate successfully suitable acquisition candidates; and charges related to acquisitions. In response to competitive pressures, the Company may take certain pricing or marketing actions that could have a material adverse affect on the Company's business. As a result, variations in the timing and amounts of revenue could have a material adverse affect on the Company's quarterly operating results. Currently, the Company does not have the systems available to provide segment information. Due to the foregoing factors, the Company believes the period-to-period comparisons of its operating results are not necessarily meaningful and that such comparisons cannot be relied upon as indicators of future performance. In the event that the Company's operating results in any future period fall below the expectations of securities analysts and investors, the trading price of the Company's common stock would likely decline.

RESULTS OF OPERATIONS

SALES

Sales are recognized upon completion, shipment and title transfer of each yacht. Accordingly, sales and costs of individual yachts are included in operations in the year during which they are completed. The company did not have any sales in the years ended December 31, 2001 and 2000.

LOSS ON SALE OR ABANDONMENT OF ASSETS

On November 26, 2001 the Company received 1,000,000 shares of stock of Yachts of the Americas, Inc. in exchange for its yacht manufacturing operations, consisting primarily of molds and patterns and tooling. Yachts of the Americas, Inc. is a company incorporated under the International Business Companies Act, 1990 of Belize. Subsequently, the default provisions of the agreement were effected. The Company has not recorded any value for the shares due to default on the agreement. The disposal of assets resulted in a net loss of $1,621,730.

GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses consists primarily of professional fees.

LIQUIDITY AND CAPITAL RESOURCES

The Company acknowledges that is has insufficient funds to continue operations and has been seeking to affect a merger, exchange of capital stock, participate in an asset acquisition, or any other business combination with a domestic or foreign business. In this regard the Company consummated an acquisition agreement with Secured Private Network on March 25, 2002.

On March 25, 2002, the Company entered into an acquisition agreement with Secured Private Network (SPN), a California Corporation. SPN acquired 50,954,304 shares of the Company's newly issued common stock with $0.001 par value at the closing date of April 5, 2002. As of the date of the agreement, the Company had 12,738,576 shares of common stock issued and outstanding from 50,000,000 shares authorized and 1,231,341 shares of preferred stock issued and outstanding from 5,000,000 shares authorized. The authorized shares of the Company's common stock were amended to increase to 100,000,000 shares based on the agreement. The board of directors of the Company appointed CEO of the SPN as a president, secretary and treasurer of the acquired company effective April 5, 2002. SPN provides Internet related services to various corporations, specializing in Ethernet based broadband network solutions including high-speed internet access, data warehousing, and voice and video services.

Quarter ending March 31, 2002 Discussion

The following discussion contains certain forward-looking statements that are subject to business and economic risks and uncertainties, and the Company's actual results could differ materially from those forward-looking statements. The following discussion regarding the financial statements of the Company should be read in conjunction with the financial statements and notes thereof

GENERAL

EWAN1, Inc. (formerly Tollycraft Yacht Corporation) (the "Company") was engaged in the manufacture and distribution of luxury motor yachts until it disposed of its yacht manufacturing operations, consisting primarily of molds and patterns and tooling. The Company was dormant and seeking to affect a merger, exchange capital stock, participate in an asset acquisition, or any other business combination with a domestic or foreign private business. Since Tollycraft was a dormant company during the year ending December 31, 2001 and through March 25, 2002, comparisons with prior years and quarters are not relevant.

On March 25, 2002, the Company entered into an acquisition agreement with Secured Private Network (SPN), a California Corporation. SPN was incorporated in the State of California on August 10, 2001. The SPN's objective is to provide Internet related services to various corporations and specializing in Ethernet based broadband network solutions including high-speed Internet access, data warehousing, and voice and video services. SPN is a development stage company and had no revenues since inception through December 31, 2001. Since SPN incorporated in August of 2001 comparisons of the current periods results with that of the same period last year are not relevant.

The following discussion by management is based upon unaudited Pro Forma Statements, which were derived from the unaudited financial statements of the Company and SPN for the three-month period ended March 31, 2002. Since comparisons of period periods for the individual companies are not relevant as previously stated, comparisons on a Pro Forma basis are also not relevant.

The Company's operating results have fluctuated in the past and may in the future fluctuate significantly, depending upon a variety of factors, including the timely deployment and expansion of new network architectures, the incurrence of related capital costs, variability and length of the sales cycle associated with the Company's product and service offerings, the receipt of new value-added network services and consumer services subscriptions and the introduction of new services by the Company and its competitors. Additional factors that may contribute to variability of operating results include but not limited to: the pricing and mix of services offered by the Company; customer retention rate; market acceptance of new and enhanced versions of the Company's services; changes in pricing policies by the Company's competitors; the Company's ability to obtain sufficient supplies of sole or limited-source components; user demand for network and Internet access services; balancing of network usage over a 24-hour period; the ability to manage potential growth and expansion; the ability to identify, acquire and integrate successfully suitable acquisition candidates; and charges related to acquisitions. In response to competitive pressures, the Company may take certain pricing or marketing actions that could have a material adverse affect on the Company's business. As a result, variations in the timing and amounts of revenue could have a material adverse affect on the Company's quarterly operating results. Currently, the Company does not have the systems available to provide segment information. Due to the foregoing factors, the Company believes the period-to-period comparisons of its operating results are not necessarily meaningful and that such comparisons cannot be relied upon as indicators of future performance. In the event that the Company's operating results in any future period fall below the expectations of securities analysts and investors, the trading price of the Company's common stock would likely decline.

RESULTS OF OPERATIONS

SALES

On a Pro Forma basis the Company had sales of $33,421 for the three-month period ending March 31, 2002. Sales as reported this period are derived from management fees from a related company and are not expected to increase materially in the future.

OPERATING EXPENSES

Operating expenses on a Pro Forma basis were $249,448 for the three-month period ending March 31, 2002. Operating expenses are composed primarily of wages, office expenses, rent and professional fees.

NET LOSS

The Company incurred a net loss on a Pro Forma basis of $216,827 for the three-month period ending March 31, 2002. The loss is expected to decrease as Ethernet Broadband sales increase.

LIQUIDITY AND CAPITAL RESOURCES

The Company believes that its anticipated funds from operations will be insufficient to fund its working capital and other requirements for the near term. The Company has been and will be required to seek additional funds either through debt, loans from shareholders or equity financing. Should the Company fail to raise the Additional Funds, the Company will have insufficient funds for the Company's intended operations in the near term and that may have a material adverse effect on the Company's long-term results of operations.

Cash on a Pro Forma basis decrease during the Quarter ending March 31, 2002 from $97,043 to 21,297.

To date, the Company has satisfied its cash requirements primarily through loans from shareholders and debt. The principal uses of cash is to fund working capital.

ITEM 3. DESCRIPTION OF PROPERTY.

EWAN leases office space on a month-to-month basis in Santa Ana, California. The rent is $2,500 per month and consists of approximately 2,200 square feet.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The following table sets forth, as of May 31, 2002, information regarding shares of common stock owned by (a) each person known by management to beneficially own more than 5% of the outstanding common stock, (b) each of EWAN's directors, and
(c) all executive officers and directors of EWAN as a group:

Name and Address of                   Amount and Nature of          Percent of
Beneficial Owner                      Beneficial Shares Owned(1)    Ownership(2)

The Chapman Trust                          50,954,304(1)                80%
1700 E. Garry Avenue, Suite 203
Santa Ana, CA  92705

W.J. Kettle                                50,954,304(1)                80%
President, Secretary, Director
1700 E. Garry Avenue, Suite 203
Santa Ana, CA  92705

All officers and directors as a group      50,954,304                   80%

(1) Mr. Kettle serves as the trustee of the Chapman Trust. Mr. Kettle and his wife are the beneficiaries of Chapman Trust.

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

Name                       Age        Title

William J. Kettle          70         President, Secretary, Treasurer, Director

W.J. KETTLE, Director, President, Secretary & Treasurer since April 5, 2002. Mr. Kettle took office and joined the board of directors on April 5, 2002. He served as President and Chairman of LMKI Inc. from October 1994 to August 2000. He served as President and Chairman of Thrifty-Tel, Inc. from 1988 until August 1994. Thrifty was engaged in the business of providing discount long distance telephone services. From 1981 to 1985, Mr. Kettle served as Secretary, Treasurer and was a director of Sierra College in Los Angeles, California. From 1972 to 1981 he was President of Bauder College in Sacramento, California.

MANUEL GOMEZ, Director and President until April 5, 2002. Mr. Gomex has a B.S. in Business Administration from United States International University (1984) Law Degree from Universidad Autonoma de Baja California (1993) He has practiced mainly in foreign investment and tax law in Mexico from 1993 to present. It was through Manuel's efforts that Tollycraft has relocated to Mexico. He was responsible for the setting up of the Maquiladora as well as all the NAFTA agreements. Mr. Gomez became President upon the resignation of the former President.

PETER HOBBS, Director, Chief Executive Officer, Secretary and Treasurer until April 5, 2002. Mr. Hobbs is a Canadian, living and working in Mexico. He has been involved in various forms of Investment Banking since 1964. He became Chairman, CEO of EWAN in 1997 and lead the drive to move the companies operations to Mexico. In 2001 he structured a purchase agreement of all of Tollycrafts assets to Yachts of the Americas, Bermuda. Yachts intends to manufacture Tollycrafts at its location in Progreso, Yucatan, Mexico.

ITEM 6. EXECUTIVE COMPENSATION.

EXECUTIVE COMPENSATION

The following table presents, for the last fiscal year, the annual compensation earned by the chief executive officer and the most highly compensated executive officers and significant employees of EWAN for the year ended December 31, 2001:

Summary Compensation Table
                                                Annual                    Long Term
                                             Compensation               Compensation
--------------------------- ------------ ---------------- ---------- ----------------------
Name and Principal          Year         Salary           Bonus      Stock Awards or
Position                                                             Other Compensation
--------------------------- ------------ ---------------- ---------- ----------------------
W.J. Kettle (1)             2001         None             0          0
President and CEO
--------------------------- ------------ ---------------- ---------- ----------------------
Manuel Gomez,               2001         None             0          0
Director and President
until April 5, 2002
--------------------------- ------------ ---------------- ---------- ----------------------
Peter Hobbs, Director,      2001         None             0          0
Chief Executive Officer,
Secretary and Treasurer
until April 5, 2002
--------------------------- ------------ ---------------- ---------- ----------------------

(1) Mr. Kettle signed a three year employment agreement with Secured Private Networks, Inc. effective January 1, 2002 that provides for an annual salary of $120,000 per year and certain other benefits. Effective, April 2, 2002, EWAN acquired 100% of the outstanding capital stock of Secured Private Networks, Inc. Mr. Kettle has agreed to defer payment of accrued salary until the cash flow of EWAN is sufficient to cover the monthly salary and the deferred accrued compensation.

Compensation of Directors

Directors of EWAN will be paid 1,000,000 shares of EWAN common stock in 2002, plus an option to purchase 500,000 shares of common stock at the current market value for EWAN common stock.

The compensation of officers and directors is subject to review and adjustment from time to time by the board of directors.

2002 COMPANY-WIDE STOCK OPTION PLAN

EWAN adopted the 2002 Company-Wide Stock Option Plan to encourage ownership of the common stock of EWAN by all employees of the company and its subsidiaries. This plan is intended to provide an incentive for employees to exert their maximum efforts to achieve the successful operation of the company and is intended to assist the company in attracting and retaining talented personnel by providing an opportunity to benefit from the increased value of the company. There are 1,000,000 shares reserved for option exercise under the Plan. No employee will be granted options under the Plan that would result in the employee receiving more than five percent of the maximum number of shares available for issuance.

The exercise price for each option shall be 100% of the fair market value of a share on the date the option is granted. Each options vests and becomes exercisable in annual twenty-five percent installments commencing on the first anniversary of the date of grant. Unless otherwise provided in the applicable agreement, each option granted hereunder shall have a term of two years, and renewable for another two years. These options are not subject to dilution.

No shares have been issued under the Stock Option Plan.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

On April 2, 2002 , EWAN issued 50,954,304 shares of its $.001 par value common stock to acquire 100% of Secured Private Network, Inc. from Chapman Trust. Mr. W.J. Kettle is the trustee of Chapman Trust and Director, President, Secretary & Treasurer of EWAN. Prior to this transaction, Mr. Kettle and Chapman Trust were not affiliated with EWAN.

ITEM 8. DESCRIPTION OF SECURITIES.

COMMON STOCK

The authorized capital stock of EWAN is 100,000,000 shares of common stock, $.001 par value per share. As of May 31 2002, 64,192,880 shares were issued and outstanding. Holders of common stock are entitled to one (1) vote per share on each matter to be voted on by the shareholders of EWAN.

Subject to any superior rights of any outstanding class of preferred stock of the company, the holders of common stock:

         o have equal rights to dividends from funds legally available therefore, when, as and if declared by the Board of Directors of the company;
         o are entitled to share ratably in all of the assets of the company available for distribution to holders of common stock upon liquidation, dissolution or winding up of the affairs of the company;
         o do not have preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions applicable to these shares; and
         o are entitled to one non-cumulative vote per share on all matters on which stockholders may vote at all meetings of shareholders.

Holders of common stock of EWAN do not have cumulative voting rights, which means that the holders of a majority of these outstanding shares, voting for the election of directors, can elect all of the directors to be elected by the holders of the common stock if they so choose and in this event, the holders of the remaining shares will not be able to elect any of EWAN's directors. There are no preemptive rights.

PREFERRED STOCK

EWAN's Articles of Incorporation authorize the Board of Directors to issue 5,000,000 shares of preferred stock, $0.001 par value per share, of which at May 31, 2002, 1,231,341 shares of Series A Preferred Stock were issued and outstanding. The preferred stock may be issued in the future in one or more classes or series, each class or series of which shall have the voting rights, designations, preferences and relative rights as fixed by resolution of EWAN's Board of Directors, without the consent or approval of its shareholders. The preferred stock may rank senior to the common stock as to dividend rights, liquidation preferences, or both, and may have extraordinary or limited voting rights.

TRANSFER AGENT

Interwest Transfer Company, Inc. located at 1981 East Murray Holladay Road, Suite 100, P.O. Box 17136, Salt Lake City, UT 84117 will act as the transfer agent for EWAN. The telephone number for Interwest Transfer Company, Inc. is 801.272.9294

PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

(a) EWAN's shares of common stock are currently quoted on the Pink Sheets market under the ticker symbol EWAN. EWAN is not aware of any established trading market for its common stock nor is there any record of any reported trades in the public market in recent years.

(b) As of May 31, 2002, EWAN had approximately 275 shareholders of record of the common stock.

(c) No dividends on outstanding common stock have been paid within the last two fiscal years, and interim periods. The Company does not anticipate or intend upon paying dividends for the foreseeable future.

ITEM 2. LEGAL PROCEEDINGS.

At present, EWAN is not involved in any legal proceedings. EWAN is subject to legal proceedings and claims that arise in the ordinary course of its business. Although occasional adverse decisions or settlements may occur, EWAN believes that the final disposition of such matters will not have material adverse effect on its financial position, results of operations or liquidity.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

None.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

On April 2, 2002, EWAN issued 50,954,304 shares of its $.001 par value common stock to acquire 100% of Secured Private Network, Inc. from one person. This transaction was exempt from registration under Section 4(2) of the Securities Act as a "transaction by an issuer not involving any public offering". A Rule 144 legend was placed on the certificates.

On May 8, 2002, EWAN issued 500,000 shares of its $.001 par value common stock and an option to purchase 300,000 shares of common stock at a price equal to $0.50 per share and expiring on December 31, 2005 in exchange for legal services rendered and to be rendered by Weed & Co. LLP. This transaction was exempt from registration under Section 4(2) of the Securities Act as a "transaction by an issuer not involving any public offering". A Rule 144 legend was placed on the certificates.

Between April 2, 2002 and June 30, 2002, EWAN sold ,2,734,000 Units to 35 persons at a price of Ten Cents ($.10) per Unit. Each Unit consisted of 1 share of common stock, $.001 par value, and 1 Warrant to purchase 1 share of common stock at $.10 per share. This transaction was exempt from registration under
Section 4(2) of the Securities Act as a "transaction by an issuer not involving any public offering". A Rule 144 legend was placed on the certificates. Each person that participated in the offering had a pre-existing relationship with the management team. There was no general solicitation, no general advertising, and no payment of finder's fees. Each person acquiring shares signed a subscription agreement representing that the shares were being acquired for investment purposes only, acknowledging that the securities have not been registered under the Act and that the securities would contain a restricted legend that limits resale of the securities.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Under Nevada law, a corporation may indemnify its officers, directors, employees and agents under specified circumstances, including indemnification of these persons against liability under the Securities Act of 1933. A true and correct copy of Section 78.7502 of Nevada Revised Statutes that addresses indemnification of officers, directors, employees and agents is attached hereto as Exhibit 99.1.

In addition, Section 78.037 of the Nevada Revised Statutes and EWAN's Articles of Incorporation and Bylaws provide that a director of this corporation shall not be personally liable to the corporation or its stockholders for monetary damages due to breach of fiduciary duty as a director except for liability (a) for acts or omissions not in good faith which involve intentional misconduct, fraud or a knowing violation of law; or (b) for the payments of distribution in violation of Nevada Revised Statute 78.300.

The effect of these provisions may be to eliminate the rights of EWAN and its stockholders (through stockholders' derivative suit on behalf of EWAN) to recover monetary damages against a director for breach of fiduciary duty as a director (including breaches resulting from negligent or grossly negligent behavior) except in the situations described in clauses (a) - (b) of the preceding paragraph.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission this indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against these liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of this issue.

PART F/S

Index to Financial Statements

Independent Auditors Report EWAN 1 INC. as of December 31, 2001                           F-1
Balance Sheet                                                                             F-3
Statements of Operations                                                                  F-4
Statements of Changes in Stockholders' Equity                                             F-5
Statements of Cash Flows                                                                  F-6
Notes to Financial Statements                                                             F-7
Independent Auditors Report Secured Private Networks as of December 31, 2001              F-13
Balance Sheet                                                                             F-14
Statements of Operations                                                                  F-15
Statements of Changes in Stockholders' Equity                                             F-16
Statements of Cash Flows                                                                  F-17
Notes to Financial Statements                                                             F-18
Pro Forma Statement of Operations for the Year Ended December 31, 2001                    F-23
Pro Forma Statement of Financial Conditions as of December 31, 2001                       F-24
Independent Auditors Report Secured Private Networks as of March 31, 2002                 F-25
Balance Sheet                                                                             F-26
Statements of Operations                                                                  F-27
Statements of Changes in Stockholders' Equity                                             F-28
Statements of Cash Flows                                                                  F-29
Notes to Financial Statements                                                             F-30
Pro Forma Statement of Operations for the Three Month Period Ended March 31, 2002         F-35
Pro Forma Statement of Financial Conditions as of March 31, 2002                          F-36

                                              23

                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------


To the Stockholders
EWAN 1, Inc.
(Formerly, Tollycraft Yacht Corporation)

We have audited the accompanying balance sheet of EWAN 1, Inc. as of December 31, 2001, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of EWAN 1, Inc. as of and for the year ended December 31, 2000, were audited by other auditors whose report dated November 12, 2001, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of EWAN 1, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company's has earned no revenue in the year ended December 31, 2001 and has an accumulated deficit of $21,289,983 through December 31, 2001. These factors as discussed in Note 4 to the financial statements, raises substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 4. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ Kabani & Company, Inc.

KABANI & COMPANY, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Fountain Valley, California
August 7, 2002

                         REPORT OF INDEPENDENT AUDITORS


To the Stockholders
Tollycraft Yacht Corporation


We have audited the accompanying balance sheet of Tollycraft Yacht Corporation as of December 31, 2000, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tollycraft Yacht Corporation as of December 31, 2000, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Timothy L. Steers, CPA, LLC

November 12, 2001

                                  EWAN 1, INC.
                    (FORMERLY, TOLLYCRAFT YACHT CORPORATION)

                                 Balance Sheets


                                                                        December 31
                                                                -----------------------------
                                                                     2001           2000
                                                                -------------   -------------
                                     ASSETS
                                     ------

Molds and patterns and tooling, net of accumulated
  Depreciation of $936,216 in 2000                              $         --    $  1,952,228

Other assets                                                              --           7,250
                                                                -------------   -------------
                                                                $         --    $  1,959,478
                                                                =============   =============


                      LIABILITIES AND STOCKHOLDERS' EQUITY
                      ------------------------------------

Net deferred tax liabilities                                    $         --    $    330,498

Stockholders' equity:
   Preferred stock, no stated value; authorized 5,000,000
    shares, issued and outstanding 1,231,341 shares                2,534,333       2,534,333
   Common stock, no par value; authorized 100,000,000 shares,
    issued and outstanding 12,738,576 shares                      18,755,650      18,755,650
   Retained deficit                                              (21,289,983)    (19,661,003)
                                                                -------------   -------------
     Total stockholders' equity                                           --       1,628,980
                                                                -------------   -------------
                                                                $         --    $  1,959,478
                                                                =============   =============

   The accompanying notes are an integral part of these financial statements.

                                  EWAN 1, INC.
                    (FORMERLY, TOLLYCRAFT YACHT CORPORATION)

                            Statements of Operations



                                                      Years ended December 31
                                                   -----------------------------
                                                       2001              2000
                                                   ------------     ------------

Loss on sale or abandonment of assets              $(1,621,730)     $(2,782,064)

General and administrative expenses                     (7,250)        (407,762)
                                                   ------------     ------------
Loss before provision for income taxes              (1,628,980)      (3,189,826)

Provision for income taxes                                  --               --
                                                   ------------     ------------
Net loss                                           $(1,628,980)     $(3,189,826)
                                                   ============     ============
Net loss per common share                          $     (.128)     $     (.250)
                                                   ============     ============

   The accompanying notes are an integral part of these financial statements.

                                                 EWAN 1, INC.
                                   (FORMERLY, TOLLYCRAFT YACHT CORPORATION)

                                 Statements of Changes in Stockholders' Equity
                                    Years ended December 31, 2001 and 2000


                                      Preferred stock               Common stock                              Total
                               ----------------------------  ----------------------------    Retained      stockholders'
                                  Shares         Amount          Shares         Amount        deficit         equity
                               -------------  -------------  -------------  -------------  -------------   -------------

Balance at January 1, 2000        1,231,341   $  2,534,333     12,738,576   $ 18,755,650   $(16,471,177)   $  4,818,806

Net loss                                 --             --             --             --     (3,189,826)     (3,189,826)
                               -------------  -------------  -------------  -------------  -------------   -------------
Balance at December 31, 2000      1,231,341      2,534,333     12,738,576     18,755,650    (19,661,003)      1,628,980

Net income                               --             --             --             --     (1,628,980)     (1,628,980)
                               -------------  -------------  -------------  -------------  -------------   -------------
Balance at December 31, 2001      1,231,341   $  2,534,333     12,738,576   $ 18,755,650   $(21,289,983)   $         --
                               =============  =============  =============  =============  =============   =============

                  The accompanying notes are an integral part of these financial statements.

                                       EWAN 1, INC.
                         (FORMERLY, TOLLYCRAFT YACHT CORPORATION)

                                 Statements of Cash Flows


                                                                 Years ended December 31
                                                               ---------------------------
                                                                   2001           2000
                                                               ------------   ------------
Cash flows from operating activities:
   Net income (loss)                                           $(1,628,980)   $(3,189,826)
   Adjustments to reconcile net loss to net cash used
    in operating activities:
     Depreciation and amortization                                   7,250          7,250
     Loss (gain) on sale or abandonment of assets                1,621,730       2,782,06
     Change in raw material and work-in-process inventories             --        400,417
                                                               ------------   ------------
Net decrease in cash                                                    --            (95)

Cash at beginning of year                                               --             95
                                                               ------------   ------------
Cash at end of year                                            $        --    $        --
                                                               ============   ============




Supplemental disclosure of noncash investing activity - Gain
  (loss) on sale or abandonment of assets                      $(1,621,730)   $        --
                                                               ============   ============

        The accompanying notes are an integral part of these financial statements.

                                  EWAN 1, INC.
                    (FORMERLY, TOLLYCRAFT YACHT CORPORATION)

                          Notes to Financial Statements
                                December 31, 2001


1.       Nature of business and summary of significant accounting policies
         -----------------------------------------------------------------

         NATURE OF BUSINESS: Tollycraft Yacht Corporation, (the "Company") was engaged in the manufacture and distribution of luxury motor yachts until it disposed of its yacht manufacturing operations, consisting primarily of molds and patterns and tooling. The Company is currently dormant and seeking to affect a merger, exchange capital stock, participate in an asset acquisition, or any other business combination with a domestic or foreign private business.

2.       Summary of significant accounting policies
         ------------------------------------------

         Cash and cash equivalents
         -------------------------

         The Company considers all liquid investments with a maturity of three months or less from the date of purchase that are readily convertible into cash to be cash equivalents.

         Property & equipment
         --------------------

         Equipment is carried at cost. Additions and improvements to jigs, patterns and molds are capitalized. Depreciation is computed using the straight-line method over the estimated useful lived of the assets, which range from three to ten years. Expenditures for maintenance and repairs are charged to expense as incurred.

         Use of estimates
         ----------------

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         Revenue recognition
         -------------------

         Revenue recognition: Revenue is recognized upon completion, shipment and title transfer of each yacht. Accordingly, revenue and costs of individual yachts are included in operations in the year during which they are completed. The company did not have any revenue in the years ended December 31, 2001 and 2000.

         Issuance of shares for service
         ------------------------------

         The Company accounts for the issuance of equity instruments to acquire goods and services based on the fair value of the goods and services or

                                  EWAN 1, INC.
                    (FORMERLY, TOLLYCRAFT YACHT CORPORATION)

                          Notes to Financial Statements
                                December 31, 2001


1.       Nature of business and summary of significant accounting policies
         -----------------------------------------------------------------
         (continued):
         ------------

         the fair value of the equity instrument at the time of issuance, whichever is more reliably measurable. During the period ended December 31, 2001 and 2000, the Company did not issue any shares for goods or services.

         Accounting developments
         -----------------------

         On July 20, 2001, the FASB issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." These statements make significant changes to the accounting for business combinations, goodwill, and intangible assets.

         SFAS No. 141 establishes new standards for accounting and reporting requirements for business combinations and will require that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Use of the pooling-of-interests method will be prohibited. This statement is effective for business combinations completed after June 30, 2001.

         SFAS No. 142 establishes new standards for goodwill acquired in a business combination and eliminates amortization of goodwill and instead sets forth methods to periodically evaluate goodwill for impairment. Intangible assets with a determinable useful life will continue to be amortized over that period. This statement became effective January 1, 2002.


         In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 143, "Accounting for Asset Retirement Obligations". SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This Statement became effective for financial statements issued for fiscal years beginning after June 15, 2002.

         SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," was issued in August 2001. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001, and addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This statement supersedes SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for the disposal of a segment of a business.

         Adoption of above pronouncements did not have a material impact on the Company's financial statements.

                                  EWAN 1, INC.
                    (FORMERLY, TOLLYCRAFT YACHT CORPORATION)

                          Notes to Financial Statements
                                December 31, 2001


1.       Nature of business and summary of significant accounting policies
         -----------------------------------------------------------------
         (continued):
         ------------

         INCOME TAXES: Income taxes are accounted for and reported using an asset and liability approach. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to effect taxable income.

         Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the year in deferred tax assets and liabilities.

         Deferred tax assets result principally from the Company's net operating losses not yet utilized for tax purposes. Valuation allowances have been provided for those deferred tax assets as their utilization are uncertain. Deferred tax liabilities result principally from the use of accelerated depreciation for tax purposes.

         Basic and diluted net loss per share
         ------------------------------------

         Net loss per share is calculated in accordance with the Statement of financial accounting standards No. 128 (SFAS No. 128), "Earnings per share". Basic net loss per share is based upon the weighted average number of common shares outstanding. Diluted net loss per share is based on the assumption that all dilative convertible shares and stock options were converted or exercised. Dilution is computed by applying the treasury stock method. Under this method, options and warrants are assumed to be exercised at the beginning of the period (or at the time of issuance, if later), and as if funds obtained thereby were used to purchase common stock at the average market price during the period.

         The weighted average number of shares outstanding was 12,856,650 for 2001 (12,738,576 for 2000). Preferred stock was considered a to be common stock equivalent as of November 26, 2001. Preferred stock was not considered to be a common stock equivalent in 2000 as the effect would be anti-dilutive.

                                  EWAN 1, INC.
                    (FORMERLY, TOLLYCRAFT YACHT CORPORATION)

                          Notes to Financial Statements
                                December 31, 2001

2.       Available-for-sale investments
         ------------------------------

         On November 26,2001 the Company received 1,000,000 shares of stock of Yachts of the Americas, Inc. in exchange for its yacht manufacturing operations, consisting primarily of molds and patterns and tooling. Yachts of the Americas, Inc. is a company incorporated under the International Business Companies Act, 1990 of Belize. Subsequently, the default provisions of the agreement were effected. The Company has not recorded any value for the shares due to default on the agreement. The disposal of assets resulted in a net loss of $1,621,730.

3.       Income taxes
         ------------

         Reconciliation of income taxes computed at Federal statutory rates to the provision (benefit) for income taxes is as follows for the years ended December 31:

                                                                      2001           2000
                                                                  ------------   ------------

           Tax at statutory rates                                 $  (651,592)   $(1,030,383)
           Change in deferred tax valuation allowance                 651,592      1,030,383
                                                                  ------------   ------------
              Total provision (benefit) for income taxes                   --             --
              Benefit  for income  taxes  reported  net of gain
               (loss) on sale or abandonment of assets                     --             --
                                                                  ------------   ------------
              Provision for income taxes                          $        --    $        --
                                                                  ============   ============

                                  EWAN 1, INC.
                    (FORMERLY, TOLLYCRAFT YACHT CORPORATION)

                          Notes to Financial Statements
                                December 31, 2001

3.       Income taxes (continued):
         -------------------------

         Deferred income taxes consisted of the following at December 31:

                                                                2001           2000
                                                            ------------   ------------

           Deferred tax assets-
              Net operating loss carryovers                 $ 8,585,411    $ 7,933,819
              Capital loss carryover                                 --         84,413
              Valuation allowance for deferred tax assets    (8,585,411)    (8,018,232)
                                                            ------------   ------------
                                                                     --             --
            Deferred tax liabilities- depreciation                   --       (330,498)
                                                            ------------   ------------
              Net deferred income taxes                     $        --    $  (330,498)
                                                            ============   ============

         The Company had net operating loss carryovers as of December 31, 2001 of approximately $20,622,580 available to offset future taxable income, if any. In the event of ownership changes aggregating 50% or more in any three-year period, the amount of loss carryovers that become available for utilization in any year may be limited. If not utilized against future taxable income, the tax loss carryovers will expire by 2016.

4.       Going concern
         -------------

         The accompanying financial statements have been prepared in conformity with generally accepted accounting principles which contemplate continuation of the Company as a going concern. However, the Company has accumulated deficit of $21,289,983 including net losses of $1,628,980 and $3,189,826 for the years ended December 31, 2001 and 2000, respectively. The continuing losses have adversely affected the liquidity of the Company. The Company faces continuing significant business risks, including but not limited to, its ability to maintain vendor and supplier relationships by making timely payments when due.

         In view of the matters described in the preceding paragraph, the continued operations of the Company is dependent upon the Company's ability to raise additional capital, obtain financing and to succeed in its future operations. The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

         Management has taken the following steps to revise its operating and financial requirements, which it believes are sufficient to provide the Company with the ability to continue as a going concern. Management devoted considerable effort during the period ended December 31, 2001,

                                  EWAN 1, INC.
                    (FORMERLY, TOLLYCRAFT YACHT CORPORATION)

                          Notes to Financial Statements
                                December 31, 2001


4.       Going concern (continued):
         --------------------------

         towards obtaining additional equity financing through various private placements. In this regard the Company consummated an acquisition agreement with Secured Private Network on March 25, 2002

5.       Acquisition
         -----------

         On March 25, 2002, the Company entered into an acquisition agreement with Secured Private Network (SPN), a California Corporation. SPN acquired 50,954,304 shares of the Company's newly issued common stock with $0.001 par value at the closing date of April 5, 2002. As of the date of the agreement, the Company had 12,738,576 shares of common stock issued and outstanding from 50,000,000 shares authorized and 1,231,341 shares of preferred stock issued and outstanding from 5,000,000 shares authorized. The authorized shares of the Company's common stock were amended to increase to 100,000,000 shares based on the agreement. The board of directors of the Company appointed CEO of the SPN as a president, secretary and treasurer of the acquired company effective April 5, 2002. SPN provides Internet related services to various corporations, specializing in Ethernet based broadband network solutions including high-speed internet access, data warehousing, and voice and video services.

         For accounting purposes, the transaction between the Company and SPN will be treated as a re-capitalization of SPN, with the SPN as the accounting acquirer (reverse acquisition), and will be accounted for in a manner similar to a pooling of interests. Since the Company is a dormant entity with insignificant assets or liabilities, no pro forma information is presented.

6.       Subsequent event
         ----------------

         On May 8, 2002, the Company issued 500,000 shares of its $.001 par value common stock and an option to purchase 300,000 shares of common stock at a price equal to $0.50 per share and expiring on December 31, 2005 in exchange for legal services rendered and to be rendered by Weed & Co. LLP.

                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------


To the Stockholders and Board of Directors
Secured Private Network

We have audited the accompanying balance sheet of Secured Private Network (a development stage company) as of December 31, 2001 and the related statements of operations, stockholders' equity and cash flows for the period then ended and for the period from August 10, 2001 (inception) to December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Secured Private Network as of December 31, 2001 and the results of its operations and its cash flows for the period then ended and from August 10, 2001 (inception) to December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company's has earned no revenue since its inception and has incurred a net loss of $58,448 through December 31, 2001. These factors as discussed in Note 6 to the financial statements, raises substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 6. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Kabani & Company, Inc.

KABANI & COMPANY, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Fountain Valley, California
June 5, 2002

                             SECURED PRIVATE NETWORK
                          (A development stage company)
                                  BALANCE SHEET
                                DECEMBER 31, 2001


                                     ASSETS
                                     ------

CURRENT ASSETS:
         Cash & cash equivalents                                      $  97,043
         Due from related party                                         113,738
                                                                      ----------
                  Total current assets                                  210,781

PROPERTY AND EQUIPMENT, net                                             213,942

                                                                      ----------
                                                                      $ 424,723
                                                                      ==========


                      LIABILITIES AND STOCKHOLDERS' EQUITY
                      ------------------------------------

CURRENT LIABILITIES:
         Accounts payable                                             $  41,580
         Accrued expenses                                                 4,991
                                                                      ----------
                  Total current liabilities                              46,571

LONG TERM LIABILITIES:
         Notes payable-officer                                          153,067

COMMITMENTS

STOCKHOLDERS' EQUITY
         Common stock, no par value; authorized
          shares 25,000,000; issued and outstanding
          shares 100                                                    283,533
         Deficit accumulated during the development stage               (58,448)
                                                                      ----------
                  Total stockholders' equity                            225,085

                                                                      ----------
                                                                      $ 424,723
                                                                      ==========

   The accompanying notes are an integral part of these financial statements.

                             SECURED PRIVATE NETWORK
                          (A development stage company)
                            STATEMENTS OF OPERATIONS
         FOR THE PERIOD AUGUST 10, 2001 (INCEPTION) TO DECEMBER 31, 2001


Net revenue                                                            $     --

Operating expenses
         Depreciation                                                    22,140
         Professional fees                                                7,487
         Rent                                                             8,319
         Insurance                                                        5,620
         Other                                                           14,082
                                                                       ---------
                  Total operating expenses                               57,648

                                                                       ---------
Loss before income tax                                                  (57,648)

Provision for income tax                                                    800

                                                                       ---------
Net loss                                                               $(58,448)
                                                                       =========

Basic and diluted net loss per share                                   $(584.48)
                                                                       =========

Basic and diluted weighted average shares outstanding                       100
                                                                       =========

   The accompanying notes are an integral part of these financial statements.

                                       SECURED PRIVATE NETWORK
                                    (A development stage company)
                                  STATEMENT OF STOCKHOLDERS' EQUITY
                   FOR THE PERIOD AUGUST 10, 2001 (INCEPTION) TO DECEMBER 31, 2001

                                                      Common Stock           Deficit
                                                ------------------------   Accumulated       Total
                                                 Number of               during develop-  Stockholders'
                                                  Shares        Amount      ment stage       Equity
                                                ----------    ----------    ----------     ----------
Balance at August 10, 2001 (inception)                 --     $      --     $      --      $      --

Issuance of shares in exchange of equipment
       & cash contribution                            100       283,533            --        283,533

Net loss for the period                                --            --       (58,448)       (58,448)

                                                ----------    ----------    ----------     ----------
Balance at December 31, 2001                          100     $ 283,533     $ (58,448)     $ 225,085
                                                ==========    ==========    ==========     ==========

             The accompanying notes are an integral part of these financial statements.

                                                 F-16

                             SECURED PRIVATE NETWORK
                          (A development stage company)
                             STATEMENT OF CASH FLOWS
         FOR THE PERIOD AUGUST 10, 2001 (INCEPTION) TO DECEMBER 31, 2001


CASH FLOWS FROM OPERATING ACTIVITIES:
     Net loss                                                         $ (58,448)
     Adjustments to reconcile net loss to net cash provided
        by operating activities:
         Depreciation and amortization                                   22,140
         Increase in current liabilities:
              Accounts payable & accrued expense                         46,571
                                                                      ----------
     Net cash provided by operating activities                           10,263
                                                                      ----------

CASH FLOWS FROM INVESTING ACTIVITIES
         Loan to related party                                         (113,738)
         Acquisition of property & equipment                            (28,650)
                                                                      ----------
     Net cash used in investing activities                             (142,388)
                                                                      ----------

CASH FLOWS FROM FINANCING ACTIVITIES:
         Cash received for equity                                        76,101
         Proceeds from notes-officer                                    153,067
                                                                      ----------
     Net cash provided by financing activities                          229,168
                                                                      ----------

NET INCREASE IN CASH & CASH EQUIVALENTS                                  97,043

CASH & CASH EQUIVALENTS, BEGINNING BALANCE                                   --

                                                                      ----------
CASH & CASH EQUIVALENTS, ENDING BALANCE                               $  97,043
                                                                      ==========

   The accompanying notes are an integral part of these financial statements.

                             SECURED PRIVATE NETWORK
                          (A development stage company)
                          NOTES TO FINANCIAL STATEMENTS


1.       DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

Secured Private Network ("the Company") was incorporated in the State of California on August 10, 2001. The Company's objective is to provide Internet related services to various corporations and specializing in Ethernet based broadband network solutions including high-speed Internet access, data warehousing, and voice and video services. The Company had no revenues since inception through December 31, 2001.

The accounting policies of the Company are in accordance with generally accepted accounting principles and conform to the standards applicable to development stage companies. The Company's fiscal year ends on December 31, 2001.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents

The Company considers all liquid investments with a maturity of three months or less from the date of purchase that are readily convertible into cash to be cash equivalents.

Property & Equipment

Capital assets are stated at cost. Equipment consisting of computers is carried at cost. Depreciation of equipment is provided using the straight-line method over the estimated useful lives (5 years) of the assets. Expenditures for maintenance and repairs are charged to expense as incurred.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company's revenue recognition policies are in compliance with Staff accounting bulletin (SAB) 101. Revenue is recognized when services are rendered. Generally, the Company will extend credit to its customers and would not require collateral. The Company will perform ongoing credit evaluations of its customers. The company had no revenue during the year ended December 31, 2001.

Income taxes

Deferred income tax assets and liabilities are computed annually for differences between the financial statements and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted laws and rates applicable to the periods in which the differences are expected to affect taxable income (loss). Valuation allowance is established when necessary to reduce deferred tax assets to the amount expected to be realized.

                             SECURED PRIVATE NETWORK
                          (A development stage company)
                          NOTES TO FINANCIAL STATEMENTS


Issuance of shares for service

The Company accounts for the issuance of equity instruments to acquire goods and services based on the fair value of the goods and services or the fair value of the equity instrument at the time of issuance, whichever is more reliably measurable. Through December 31, 2001, the Company issued 100 shares of no par value of common stock to its founder, as trustee of the Chapman Group, in exchange of the equipment amounting $207,432, valued at the fair value of such equipment, and cash of $76,101.

Basic and diluted net loss per share

Net loss per share is calculated in accordance with the Statement of financial accounting standards No. 128 (SFAS No. 128), "Earnings per share". Basic net loss per share is based upon the weighted average number of common shares outstanding. Diluted net loss per share is based on the assumption that all dilutive convertible shares and stock options were converted or exercised. Dilution is computed by applying the treasury stock method. Under this method, options and warrants are assumed to be exercised at the beginning of the period (or at the time of issuance, if later), and as if funds obtained thereby were used to purchase common stock at the average market price during the period.

Start-Up Costs

Start-up costs include legal and professional fees. In accordance with Statement of Position 98-5, "Costs of Start-Up Activities," these costs have been expensed as incurred.

Development Stage Enterprise

The Company is a development stage enterprise, as defined in Financial Accounting Standards Board No. 7. The Company`s planned principal operations have not commenced, and, accordingly, no revenue has been derived during this period.

Accounting developments

On July 20, 2001, the FASB issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." These statements make significant changes to the accounting for business combinations, goodwill, and intangible assets.

SFAS No. 141 establishes new standards for accounting and reporting requirements for business combinations and will require that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Use of the pooling-of-interests method will be prohibited. This statement is effective for business combinations completed after June 30, 2001.

SFAS No. 142 establishes new standards for goodwill acquired in a business combination and eliminates amortization of goodwill and instead sets forth methods to periodically evaluate goodwill for impairment. Intangible assets with a determinable useful life will continue to be amortized over that period. This statement becomes effective January 1, 2002.

Adoption of SFAS No. 141 & 142 does not have a material impact on the Company's financial statements.

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 143, "Accounting for Asset Retirement Obligations". SFAS 143 addresses financial accounting and reporting

                             SECURED PRIVATE NETWORK
                          (A development stage company)
                          NOTES TO FINANCIAL STATEMENTS


for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This Statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. Management does not expect this pronouncement will materially impact the Company's financial position or results of operations.

SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," was issued in August 2001. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001, and addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This statement supersedes SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for the disposal of a segment of a business. Adoption of SFAS No. 144 did not have a material impact on the Company's financial statements.

3.       DUE FROM RELATED PARTY

The Company has receivables from a related company amounting $113,738 as of December 31, 2001. The President of the Company is a relative of CEO of the related company. The amount is due on demand, unsecured and interest free.

4.           PROPERTIES AND EQUIPMENT

Property and Equipment are stated at cost. Property and equipment at December 31, 2001 consists of the following:

                  Computer equipment                 $ 236,082
                  Less: accumulated depreciation       (22,140)
                                                     ----------
                  Property & Equipment (net)         $ 213,942
                                                     ==========

5.       NOTE PAYABLE TO AN OFFICER

The amount represents the unpaid balance of non-interest bearing notes received from the President of the Company. The notes are interest free, however, if not paid within one year, interest will accrue at the rate of 8% per annum. These notes are unsecured and due by December 27, 2003.

6.       GOING CONCERN

As of December 31, 2001, the Company has a limited operating history under its current structure, which raises substantial doubt about the Company's ability to continue as a going concern. The Company's has earned no revenue since its inception and has incurred a net loss of $58,448 through December 31, 2001. Losses are expected to continue for the immediate future. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Management has taken the following steps to revise its operating and financial requirements, which it believes are sufficient to provide the Company with the ability to continue as a going concern. Management devoted considerable effort from inception through the period ended December 31, 2001, towards obtaining additional equity. In this regard, the Company acquired Childguard Corporation
(CGC) on March 25, 2002. The Company received 48,000,000 shares of newly issued common stock of CGC at the closing (note 12).

                             SECURED PRIVATE NETWORK
                          (A development stage company)
                          NOTES TO FINANCIAL STATEMENTS


7.       INCOME TAXES

No provision was made for Federal income tax. The provision for income taxes consists of the state minimum tax imposed on corporations. Through December 31, 2001, the Company incurred net operating losses for income tax purposes of approximately $58,000. Differences between financial statement and tax losses were immaterial at December 31, 2001. The net operating loss carryforwards may be used to reduce taxable income through the year 2016. Net operating loss for carryforwards for the State of California are generally available to reduce taxable income through the year 2006. The net deferred tax asset balance, due to net operating loss carryforward, as of December 31, 2001 was approximately $23,000. A 100% valuation allowance has been established against the deferred tax asset, as the utilization of the loss carrytforward cannot reasonably be assured.

8.       SHAREHOLDERS' EQUITY

Through December 31, 2001, the Company issued 100 shares of no par value of common stock to its founder, as trustee of the Chapman Group, in exchange of the equipment amounting $207,432 and cash of $76,101.

9.       SUPPLEMENTAL DISCLOSURE OF CASH FLOWS

The Company prepares its statements of cash flows using the indirect method as defined under the Financial Accounting Standard No. 95.

The Company has not paid any amount for tax or interest since its inception.

The cash flow statement does not include the cash impact of issuance of the Company's 100 shares of no par value common stock in exchange of the equipment amounting $207,432.

10.      COMMITMENT

The Company leases office space in Santa Ana, California on a month-to-month basis. Total rental expense for the period ended December 31, 2001 was $8,319. The rent is $2,500 per month.

The Company entered into an employment agreement with the President of the Company effective January 1, 2002 for the compensation amount of $120,000 per year. This agreement expires December 31, 2004.

11.        RELATED PARTY TRANSACTIONS:

The Company has a management agreement with Speedsl.com, Inc. which commenced from August 1, 2001. The CEO of Speedsl.com, Inc. is a relative of the President of the Company. Per the agreement, Speedsl.com will provide to the Company, on a contract basis, personnel required to carry on its day-to-day business operations. The Company will pay, at the time the services are rendered, the net payroll. Speedsl.com, Inc. will pay 20% of customer collections as a management fees to the Company.

                             SECURED PRIVATE NETWORK
                          (A development stage company)
                          NOTES TO FINANCIAL STATEMENTS


12.      SUBSEQUENT EVENTS

Acquisition:

On March 25, 2001, the Company entered into an acquisition agreement with Childguard Corporation (CGC), a Nevada Corporation, of which the name was changed to EWAN 1, Inc. on April 10, 2002. The Company received 50,954,304 shares of CGC's newly issued common stock with $0.001 par value at the closing date of April 5, 2002. As of the date of the agreement, CGC had 12,738,576 shares of common stock issued and outstanding from 50,000,000 shares authorized and 1,231,341 shares of preferred stock issued and outstanding from 5,000,000 shares authorized. The authorized shares of CGC's common stock were amended to increase to 100,000,000 shares based on the agreement. The board of directors of CGC appointed CEO of the Company as a president, secretary and treasurer of the acquired company effective April 5, 2002.

CGC was incorporated on December 12, 1996 under the name of Tollycraft Yacht Corporation in the state of Nevada. A certificate of amendment to change the name of the corporation to Childguard Corporation was filed on February 7, 2002. CGC was a dormant entity at the time of the acquisition.

For accounting purposes, the transaction between the Company and CGC will be treated as a re-capitalization of CGC, with the Company as the accounting acquirer (reverse acquisition), and will be accounted for in a manner similar to a pooling of interests.

On May 8, 2002, EWAN 1, Inc. issued 500,000 shares of its $.001 par value common stock and an option to purchase 300,000 shares of common stock at a price equal to $0.50 per share and expiring on December 31, 2005 in exchange for legal services rendered and to be rendered by Weed & Co. LLP.

Consulting contact:

The Company entered into a consulting contract on March 5, 2002 for $10,000 per month for 60 months starting April 1, 2002. This compensation will be collateralized by 872,400 shares of CGC.

                        PRO FORMA STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 2001
                                   (UNAUDITED)


The following unaudited Pro Forma Statements have been derived from the unaudited financial statements of Childguard Corporation (CGC) (A) for the year ended December 31, 2001 and the audited financial statements of Secured Private Network (SPN) (B) for the period August 10, 2001 (inception) to December 31, 2001. The unaudited Pro Forma Statement of Operations should be read in conjunction with the Financial Statements of A, the Financial Statements of B and the Notes to the financial statements. The Pro Forma Statement of Operations does not purport to represent what the Company's results of operations would actually have been if the acquisition of A had occurred on the date indicated or to project the company's results of operations for any future period or date. The Pro Forma adjustments, as described in the accompanying data, are based on available information and the assumption set forth in the foot notes below, which management believes are reasonable

                                                          CGC              SPN           Pro Forma        Pro Forma
                                                     (Historical)      (Historical)      Adjustment       Combined
                                                     -------------     -------------     -----------    -------------
Net revenue                                          $         --      $         --      $       --     $         --

Operating expenses                                          7,250            57,648              --           64,898
                                                     -------------     -------------     -----------    -------------

Loss from operations                                       (7,250)          (57,648)             --          (64,898)

Gain on sale/abondenment of assets                      3,378,270                --              --        3,378,270

Net income (loss) before provision of income tax        3,371,020           (57,648)             --        3,313,372

Provision for taxes                                            --              (800)             --             (800)
                                                     -------------     -------------     -----------    -------------

NET INCOME (LOSS)                                    $  3,371,020      $    (58,448)     $       --     $  3,312,572
                                                     =============     =============     ===========    =============


EARNINGS PER SHARE

   Weighted -average number of
   shares outstanding                                  13,969,917               100      48,000,000       61,969,917
                                                     =============     =============                    =============

   Loss per share                                    $       0.24      $    (584.48)     $       --     $       0.05
                                                     =============     =============                    =============

NOTES:

(1) Earnings per share data shown above are applicable for both primary and fully diluted.

(2) Weighted-average number of shares outstanding for the combined entity includes all shares issued as of December 31, 2001 as if outstanding as of the beginning of the period.

(3) Weighted average number of shares outstanding for combined entity includes 12,738,576 shares of A's common stock, 1,231,341 shares of A's preferred stock and 48,000,000 shares of A's common stock issued upon acquisition of A by B.

                                 PRO FORMA STATEMENT OF FINANCIAL CONDITIONS
                                           AS OF DECEMBER 31, 2001
                                                 (UNAUDITED)

                                           CGC               SPN            Pro Forma             Pro Forma
                                       (Historical)      (Historical)       Adjustment            Combined
                                       -------------     -------------     -------------        -------------
               ASSETS

Current Assets                         $  5,000,000      $    210,781      $         --         $  5,210,781

Property & equipment, net                        --           213,942                --              213,942
                                       -------------     -------------     -------------        -------------
TOTAL ASSETS                           $  5,000,000      $    424,723      $         --         $  5,424,723
                                       =============     =============     =============        =============


LIABILITIES & STOCKHOLDERS' EQUITY

Current liabilities                    $         --      $     46,571      $         --         $     46,571

Long term liabilities                            --           153,067                --              153,067
                                       -------------     -------------     -------------        -------------

    Total liabilities                            --           199,638                --              199,638
                                       -------------     -------------     -------------        -------------

Stockholders' equity;

  Preferred stock                         2,534,333                --                --            2,534,333


  Common stock                           18,755,650           283,533          (283,533)(1)       18,755,650

  Retained earnings (deficit)           (16,289,983)          (58,448)          283,533 (1)      (16,064,898)

                                       -------------     -------------     -------------        -------------


     Total stockholders' equity           5,000,000           225,085                 0            5,225,085
                                       -------------     -------------     -------------        -------------
TOTAL LIABILITIES AND
STOCKHOLDERS' EQUITY                   $  5,000,000      $    424,723      $          0         $  5,424,723
                                       =============     =============     =============        =============

NOTES;

(1) Elimination of Common stock of SPN before merger

                                                    F-24

                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------


To the Stockholders and Board of Directors
Secured Private Network

We have audited the accompanying balance sheet of Secured Private Network as of March 31, 2002 and the related statements of operations, stockholders' equity and cash flows for the three month period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Secured Private Network as of March 31, 2002 and the results of its operations and its cash flows for the three month period then ended, in conformity with accounting principles generally accepted in the United States of America.

The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company's has earned no revenue since its inception and has incurred a net loss of $275,275 through March 31, 2002. These factors as discussed in Note 6 to the financial statements, raises substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 6. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Kabani & Company, Inc.

KABANI & COMPANY, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Fountain Valley, California
June 5, 2002

                             SECURED PRIVATE NETWORK
                                  BALANCE SHEET
                                 MARCH 31, 2002


                                     ASSETS
                                     ------

CURRENT ASSETS:
         Cash & cash equivalents                                      $  21,297
         Due from related party                                          56,258
                                                                      ----------
                  Total current assets                                   77,555

PROPERTY AND EQUIPMENT, net                                             205,206

                                                                      ----------
                                                                      $ 282,761
                                                                      ==========


                      LIABILITIES AND STOCKHOLDERS' EQUITY
                      ------------------------------------

CURRENT LIABILITIES:
         Accounts payable                                                30,976
         Accrued expenses                                                96,581
                                                                      ----------
                  Total current liabilities                             127,557

LONG TERM LIABILITIES:
         Notes payable-officer                                          146,946

COMMITMENTS

STOCKHOLDERS' EQUITY
         Common stock, no par value; authorized
          shares 25,000,000; issued and outstanding
          shares 100                                                    283,533
         Deficit accumulated during the development stage              (275,275)
                                                                      ----------
                  Total stockholders' equity                              8,258

                                                                      ----------
                                                                      $ 282,761
                                                                      ==========

   The accompanying notes are an integral part of these financial statements.

                             SECURED PRIVATE NETWORK
                            STATEMENTS OF OPERATIONS
                FOR THE THREE MONTHS PERIOD ENDED MARCH 31, 2002


Net revenue                                                         $   33,421

Operating expenses
         Payroll expense                                               172,340
         Telephone expense                                              18,802
         Depreciation                                                   14,471
         Rent                                                            7,500
         Internet related cost                                          10,229
         Other                                                          26,106
                                                                    -----------
                   Total operating expenses                            249,448

                                                                    -----------
Loss before income tax                                                (216,027)

Provision for income tax                                                   800

                                                                    -----------
Net loss                                                            $ (216,827)
                                                                    ===========

Basic and diluted net loss per share                                $(2,168.27)
                                                                    ===========

Basic and diluted weighted average shares outstanding                      100
                                                                    ===========

   The accompanying notes are an integral part of these financial statements.

                                       SECURED PRIVATE NETWORK
                                  STATEMENT OF STOCKHOLDERS' EQUITY
                     FOR THE PERIOD AUGUST 10, 2001 (INCEPTION) TO MARCH 31, 2002

                                                      Common Stock
                                                ------------------------                     Total
                                                Number of                   Accumulated   Stockholders'
                                                  Shares        Amount        Deficit        Equity
                                                ----------    ----------    ----------     ----------
Balance at August 10, 2001 (inception)                 --     $      --     $      --      $      --

Issuance of shares in exchange of equipment
       & cash contribution                            100       283,533            --        283,533

Net loss for the period                                --            --       (58,448)       (58,448)

                                                ----------    ----------    ----------     ----------
Balance at December 31, 2001                          100       283,533       (58,448)       225,085

Net loss for the period                                --            --      (216,827)      (216,827)

                                                ----------    ----------    ----------     ----------
Balance at March 31, 2002                             100     $ 283,533     $(275,275)     $   8,258
                                                ==========    ==========    ==========     ==========

             The accompanying notes are an integral part of these financial statements.

                                                F-28

                             SECURED PRIVATE NETWORK
                             STATEMENT OF CASH FLOWS
                FOR THE THREE MONTHS PERIOD ENDED MARCH 31, 2002


CASH FLOWS FROM OPERATING ACTIVITIES:
     Net loss                                                         $(216,827)
     Adjustments to reconcile net loss to net cash used in
        operating activities:
         Depreciation and amortization                                   14,471
         Increase in current liabilities:
               Accounts payable & accrued expense                        80,986
                                                                      ----------
     Net cash used in operating activities                             (121,370)
                                                                      ----------

CASH FLOWS FROM INVESTING ACTIVITIES
         Acquisition of property & equipment                             (5,735)
         Due from related party                                          57,480
                                                                      ----------
     Net cash provided by operating activities                           51,745
                                                                      ----------


CASH FLOWS FROM FINANCING ACTIVITIES:
         Payment for notes from officer                                  (6,121)
                                                                      ----------

NET DECREASE IN CASH & CASH EQUIVALENTS                                 (75,746)

CASH & CASH EQUIVALENTS, BEGINNING BALANCE                               97,043

                                                                      ----------
CASH & CASH EQUIVALENTS, ENDING BALANCE                               $  21,297
                                                                      ==========

   The accompanying notes are an integral part of these financial statements.

                             SECURED PRIVATE NETWORK
                          NOTES TO FINANCIAL STATEMENTS


1.       DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

Secured Private Network ("the Company") was incorporated in the State of California on August 10, 2001. The Company provides Internet related services to various corporations, specializing in Ethernet based broadband network solutions including high-speed internet access, data warehousing, and voice and video services.

Effective January 1, 2002, the Company is no longer a development stage company. The Company's fiscal year ends on December 31, 2002.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents

The Company considers all liquid investments with a maturity of three months or less from the date of purchase that are readily convertible into cash to be cash equivalents.

Property & Equipment

Capital assets are stated at cost. Equipment consisting of computers is carried at cost. Depreciation of equipment is provided using the straight-line method over the estimated useful lives (5 years) of the assets. Expenditures for maintenance and repairs are charged to expense as incurred.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company's revenue recognition policies are in compliance with Staff accounting bulletin (SAB) 101. Revenue is recognized when services are rendered. Generally, the Company will extend credit to its customers and would not require collateral. The Company will perform ongoing credit evaluations of its customers. The company had revenues only from management fees during the period ended March 31, 2002.

Income taxes

Deferred income tax assets and liabilities are computed annually for differences between the financial statements and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted laws and rates applicable to the periods in which the differences are expected to affect taxable income (loss). Valuation allowance is established when necessary to reduce deferred tax assets to the amount expected to be realized.

Issuance of shares for service

The Company accounts for the issuance of equity instruments to acquire goods and services based on the fair value of the goods and services or the fair value of the equity instrument at the time of issuance, whichever is more reliably

                             SECURED PRIVATE NETWORK
                          NOTES TO FINANCIAL STATEMENTS


measurable. During the period ended March 31, 2002, the Company did not issue any shares for goods or services.

Basic and diluted net loss per share

Net loss per share is calculated in accordance with the Statement of financial accounting standards No. 128 (SFAS No. 128), "Earnings per share". Basic net loss per share is based upon the weighted average number of common shares outstanding. Diluted net loss per share is based on the assumption that all dilutive convertible shares and stock options were converted or exercised. Dilution is computed by applying the treasury stock method. Under this method, options and warrants are assumed to be exercised at the beginning of the period (or at the time of issuance, if later), and as if funds obtained thereby were used to purchase common stock at the average market price during the period.

Start-Up Costs

Start-up costs include legal and professional fees. In accordance with Statement of Position 98-5, "Costs of Start-Up Activities," these costs have been expensed as incurred.

Accounting developments

On July 20, 2001, the FASB issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." These statements make significant changes to the accounting for business combinations, goodwill, and intangible assets.

SFAS No. 141 establishes new standards for accounting and reporting requirements for business combinations and will require that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Use of the pooling-of-interests method will be prohibited. This statement is effective for business combinations completed after June 30, 2001.

SFAS No. 142 establishes new standards for goodwill acquired in a business combination and eliminates amortization of goodwill and instead sets forth methods to periodically evaluate goodwill for impairment. Intangible assets with a determinable useful life will continue to be amortized over that period. This statement becomes effective January 1, 2002.

Adoption of SFAS No. 141 & 142 does not have a material impact on the Company's financial statements.

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 143, "Accounting for Asset Retirement Obligations". SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This Statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. Management does not expect this pronouncement will materially impact the Company's financial position or results of operations.

SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," was issued in August 2001. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001, and addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This statement supersedes SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for the disposal of a segment of a business.

                             SECURED PRIVATE NETWORK
                          NOTES TO FINANCIAL STATEMENTS


Adoption of SFAS No. 144 did not have a material impact on the Company's financial statements.

3.       DUE FROM RELATED PARTY

The Company has receivables from a related company amounting $56,258 as of March 31, 2002. The President of the Company is a relative of CEO of the related company. The amount is due on demand, unsecured and interest free.

4.       PROPERTIES AND EQUIPMENT

Property and Equipment are stated at cost at the date of acquisition and, in the case of equipment under capital lease, the purchase price of leased equipment. Property and equipment at March 31, 2002 consists of the following:

            Computer equipment                                $ 241,817
            Less: accumulated depreciation & amortization       (36,611)
                                                              ----------
            Property & Equipment (net)                        $ 205,206
                                                              ==========

5.       NOTE PAYABLE TO AN OFFICER

The amount represents the unpaid balance of non-interest bearing notes received from the President of the Company. The notes are interest free, however, if not paid within one year, interest will accrue at the rate of 8% per annum. These notes are unsecured and due by December 27, 2003.

6.       GOING CONCERN

As of March 31, 2002, the Company has a limited operating history under its current structure, which raises substantial doubt about the Company's ability to continue as a going concern. The Company's has incurred an accumulated loss of $275,275 through March 31, 2002, which includes current loss of $216,827. Losses are expected to continue for the immediate future. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Management has taken the following steps to revise its operating and financial requirements, which it believes are sufficient to provide the Company with the ability to continue as a going concern. Management devoted considerable effort from inception through the period ended March 31, 2002, towards obtaining additional equity. In this regard, the Company has acquired securities of Childguard Corporation (CGC) as of March 25, 2002. The Company received 48,000,000 shares of newly issued common stock of CGC at the closing (note 11).

7.       INCOME TAXES

No provision was made for Federal income tax. The provision for income taxes consists of the state minimum tax imposed on corporations. From January 1, 2002 to March 31, 2002, the Company incurred net operating losses for income tax purposes of approximately $217,000. Differences between financial statement and tax losses were immaterial at March 31, 2002. The net operating loss carryforwards may be used to reduce taxable income through the year 2017. Net operating loss for carryforwards for the State of California are generally available to reduce taxable income through the year 2007. The net deferred tax asset balance, due to net operating loss carryforward, as of March 31, 2002 was approximately $87,000. A 100% valuation allowance has been established against the deferred tax asset, as the utilization of the loss carrytforward cannot reasonably be assured.

                             SECURED PRIVATE NETWORK
                          NOTES TO FINANCIAL STATEMENTS


8.       SUPPLEMENTAL DISCLOSURE OF CASH FLOWS

The Company prepares its statements of cash flows using the indirect method as defined under the Financial Accounting Standard No. 95.

The Company has not paid any amount for tax or interest since its inception.

9.       COMMITMENT

The Company leases office space in Santa Ana, California on a month-to-month basis. Total rental expense for the period ended March 31, 2002 was $7,500.

The Company entered into an employment agreement with the President of the Company effective January 1, 2002 for the compensation amount of $120,000 per year. This agreement expires December 31, 2004.

10.      RELATED PARTY TRANSACTIONS:

The Company has a management agreement with Speedsl.com, Inc. which commenced from August 1, 2001. The CEO of Speedsl.com, Inc. is a relative of the President of the Company. Per the agreement, Speedsl.com will provide to the Company, on a contract basis, personnel required to carry on its day-to-day business operations. The Company will pay, at the time the services are rendered, the net payroll. Speedsl.com, Inc. will pay 20% of customer collections as a management fees to the Company. The Company has received $33,421 as a management fees during the period ended March 31, 2002.

11.      SUBSEQUENT EVENTS

Acquisition:

On March 25, 2001, the Company entered into an acquisition agreement with Childguard Corporation (CGC), a Nevada Corporation, of which the name was changed to EWAN 1, Inc. on April 10, 2002. The Company received 50,954,304 shares of CGC's newly issued common stock with $0.001 par value at the closing date of April 5, 2002. As of the date of the agreement, CGC had 12,738,576 shares of common stock issued and outstanding from 50,000,000 shares authorized and 1,231,341 shares of preferred stock issued and outstanding from 5,000,000 shares authorized. The authorized shares of CGC's common stock were amended to increase to 100,000,000 shares based on the agreement. The board of directors of CGC appointed CEO of the Company as a president, secretary and treasurer of the acquired company effective April 5, 2002.

CGC was incorporated on December 12, 1996 under the name of Tollycraft Yacht Corporation in the state of Nevada. A certificate of amendment to change the name of the corporation to Childguard Corporation was filed on February 7, 2002. CGC was a dormant entity at the time of the acquisition.

For accounting purposes, the transaction between the Company and CGC will be treated as a re-capitalization of CGC, with the Company as the accounting acquirer (reverse acquisition), and will be accounted for in a manner similar to a pooling of interests.

On May 8, 2002, EWAN 1, Inc. issued 500,000 shares of its $.001 par value common stock and an option to purchase 300,000 shares of common stock at a price equal to $0.50 per share and expiring on December 31, 2005 in exchange for legal services rendered and to be rendered by Weed & Co. LLP.

                             SECURED PRIVATE NETWORK
                          NOTES TO FINANCIAL STATEMENTS


Consulting contact:

The Company entered into a consulting contract on March 5, 2002 for $10,000 per month for 60 months starting April 1, 2002. This compensation will be collateralized by 872,400 shares of Yachts of America, Inc.

                        PRO FORMA STATEMENT OF OPERATIONS
                 FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2002
                                   (UNAUDITED)


The following unaudited Pro Forma Statements have been derived from the unaudited financial statements of Childguard Corporation (CGC) (A) for the three month period ended March 31, 2002 and the audited financial statements of Secured Private Network (SPN) (B) for the three month period ended March 31, 2002. The unaudited Pro Forma Statement of Operations should be read in conjunction with the Financial Statements of A, the Financial Statements of B and the Notes to the financial statements. The Pro Forma Statement of Operations does not purport to represent what the Company's results of operations would actually have been if the acquisition of A had occurred on the date indicated or to project the company's results of operations for any future period or date. The Pro Forma adjustments, as described in the accompanying data, are based on available information and the assumption set forth in the foot notes below, which management believes are reasonable.

                                                          CGC             SPN           Pro Forma        Pro Forma
                                                     (Historical)     (Historical)      Adjustment       Combined
                                                     -------------    -------------     -----------    ------------
Net revenue                                          $         --     $     33,421      $       --     $    33,421

Operating expenses                                             --          249,448              --         249,448
                                                     -------------    -------------     -----------    ------------

Loss from operations                                           --         (216,027)             --        (216,027)

Gain on sale/abondenment of assets                             --               --              --              --

Net income (loss) before provision of income tax               --         (216,027)             --        (216,027)

Provision for taxes                                            --             (800)             --            (800)
                                                     -------------    -------------     -----------    ------------

NET INCOME (LOSS)                                    $         --     $   (216,827)     $       --     $  (216,827)
                                                     =============    =============     ===========    ============


EARNINGS PER SHARE

   Weighted -average number of
   shares outstanding                                  13,969,917              100      48,000,000      61,969,917
                                                     =============    =============                    ============

   Loss per share                                    $       0.00     $  (2,168.27)     $       --     $     (0.00)
                                                     =============    =============                    ============

NOTES:

(1) Earnings per share data shown above are applicable for both primary and fully diluted.

(2) Weighted-average number of shares outstanding for the combined entity includes all shares issued as of March 31, 2002 as if outstanding as of the beginning of the period.

(3) Weighted average number of shares outstanding for combined entity includes 12,738,576 shares of A's common stock, 1,231,341 shares of A's preferred stock and 48,000,000 shares of A's common stock issued upon acquisition of A by B.

                                 PRO FORMA STATEMENT OF FINANCIAL CONDITIONS
                                             AS OF MARCH 31, 2002
                                                 (UNAUDITED)

                                            CGC              SPN            Pro Forma             Pro Forma
                                       (Historical)      (Historical)       Adjustment            Combined
                                       -------------     -------------     -------------        -------------
              ASSETS

Current Assets                         $  5,000,000      $     77,555      $         --         $  5,077,555

Property & equipment, net                        --           205,206                --              205,206

                                       -------------     -------------     -------------        -------------
TOTAL ASSETS                           $  5,000,000      $    282,761      $         --         $  5,282,761
                                       =============     =============     =============        =============


LIABILITIES & STOCKHOLDERS' EQUITY

Current liabilities                    $         --      $    127,557      $         --         $    127,557

Long term liabilities                            --           146,946                --              146,946
                                       -------------     -------------     -------------        -------------

    Total liabilities                            --           274,503                --              274,503
                                       -------------     -------------     -------------        -------------

Stockholders' equity;

  Preferred stock                         2,534,333                --                --            2,534,333


  Common stock                           18,755,650           283,533          (283,533)(1)       18,755,650

  Retained earnings (deficit)           (16,289,983)         (275,275)          283,533 (1)      (16,281,725)

                                       -------------     -------------     -------------        -------------

     Total stockholders' equity           5,000,000             8,258                 0            5,008,258
                                       -------------     -------------     -------------        -------------
TOTAL LIABILITIES AND
STOCKHOLDERS' EQUITY                   $  5,000,000      $    282,761      $          0         $  5,282,761
                                       =============     =============     =============        =============


NOTES;

(1) Elimination of Common stock of SPN before merger

                                                     F-36

PART III

ITEM 1. INDEX TO EXHIBITS.
ITEM 2. DESCRIPTION OF EXHIBITS.

Exhibit Table

No.       Description
---       -----------
3.1       Restated Articles of Incorporation
3.2       Bylaws
4.1       Form of Common Stock Certificate
4.2 Certificate of Designation of the Rights and Preferences of the Series A Preferred Stock of EWAN 1 INC.
10.1 Employment Agreement between William J. Kettle and Secured Private Networks, Inc.
10.2      2002 Company-Wide Stock Option Plan
21.1      Subsidiaries of the registrant
23.1      Consent of Timothy L. Steers Certified Public Accountant, LLC
23.2      Consent of Kabani & Company, Inc. Certified Public Accountants
99.1      Section 78.7502 of Nevada Revised Statutes



                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          EWAN 1 INC.
                                          (Registrant)


Date: August 20, 2002                     By: /s/ W.J. Kettle
                                              ------------------------------
                                          Name: W. J. Kettle
                                          Title: President, Chief Accounting
                                          Officer, Secretary


                                       24